UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

Porch Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

733245 104
(CUSIP Number)

Matthew A. Ehrlichman 2200 1st Avenue S., Suite 300 Seattle, Washington 98134 855-767-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 733245 104	Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
Matthew A. Ehrlichman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
16,763,108

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
16,763,108

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
16,763,108

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
20.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Page 3 of 7 Pages
Item 1.	Security and Issuer

This Schedule 13D relates to the shares of Common Stock, par value $0.0001 per share (the “Common Stock”), of Porch Group, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 2200 1st Avenue S., Seattle, Washington 98134.

Item 2.	Identity and Background

(a), (f) This Schedule 13D is filed by Matthew Ehrlichman (“Mr. Ehrlichman”), an individual and citizen of the United States.

(b) The address for Mr. Ehrlichman is c/o Porch Group, Inc., 2200 1st Avenue S., Suite 300, Seattle, Washington 98134.

(c) This Schedule 13D relates to Common Stock held for the account of Mr. Ehrlichman, West Equities, LLC, and held jointly with Mr. Ehrlichman’s spouse.

(d), (e) During the last five years, Mr. Ehrlichman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On July 30, 2020, PropTech Acquisition Corporation (“PTAC”), a special purpose acquisition company, PTAC Merger Sub Corporation (“Merger Sub”), and Porch.com, Inc. (“Porch”) entered into an Agreement and Plan of Merger (as subsequently amended on October 12, 2020, the “Merger Agreement”), pursuant to which, effective December 23, 2020, Merger Sub and merged with and into Porch (the “Business Combination”). Upon the consummation of the Business Combination, Porch became a wholly-owned subsidiary of PTAC and PTAC changed its name from “PropTech Acquisition Corporation” to “Porch Group, Inc.” Prior to the Business Combination, Mr. Ehrlichman served as the Chairman and Chief Executive Officer of Porch. In connection with the consummation of the Business Combination on December 23, 2020, in accordance with the applicable terms of the Merger Agreement: Mr. Ehrlichman received 15,420,261  shares of Common Stock (of which 1,711,538 constitute Earnout Consideration (as defined below) and 1,000,000 are restricted shares subject to the same vesting terms as the Earnout Consideration) and 1,342,847 shares of Common Stock underlying options that are currently exercisable or exercisable within 60 days of December 23, 2020.

In addition, in connection with the consummation of the Business Combination, in accordance with the applicable terms of the Merger Agreement, pre-closing equity holders of Porch at the closing of the Business Combination received restricted shares of Common Stock, which will vest in accordance with the conditions described below (collectively, the “Earnout Consideration”), subject to further adjustment for certain corporate events affecting the Common Stock and subject to acceleration in the event of a sale of the Issuer, each in accordance with the applicable terms of the Merger Agreement.  With respect to the Earnout Consideration: (a) if, at any time during the three years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $18.00 for any twenty trading days within any thirty-trading day period, one-third (1/3) of the Earnout Consideration will vest; (b) if, at any time during the three years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $20.00 for any twenty trading days within any thirty-trading day period, one-third (1/3) of the Earnout Consideration will vest;  and (c) if, at any time during the three years following the closing of the Business Combination, the VWAP of Common Stock is greater than or equal to $22.00 for any twenty trading days within any thirty-trading day period, one-third (1/3) of the Earnout Consideration will vest, in each case, prior to the expiry of three (3) years from the consummation of the Business Combination.

Page 4 of 7 Pages
Holders	Common Stock Earnout Consideration at $18	Common Stock Earnout Consideration at $20	Common Stock Earnout Consideration at $22
Matthew Ehrlichman	340,265	340,264	340,264
Matthew Ehrlichman and Spouse (jointly)	4,804	4,804	4,803
West Equities, LLC	225,445	225,445	225,444

The restricted shares received by Mr. Ehrlichman in connection with the consummation of the Business Combination are subject to the same vesting conditions as the Earnout Consideration.

Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

For so long as Mr. Ehrlichman continues to beneficially own a significant percentage of the outstanding Common Stock, Mr. Ehrlichman will be able to significantly influence the composition of the Issuer’s board of directors (the “Board”) and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Mr. Ehrlichman will have significant influence with respect to the Issuer’s management, business plans and policies, including the appointment and removal of the Issuer’s officers. In particular, for so long as Mr. Ehrlichman continue to beneficially own a significant percentage of Common Stock, Mr. Ehrlichman will be able to cause or prevent a change of control of the Issuer or a change in the composition of the Board and could preclude any unsolicited acquisition of the Issuer.

Effective upon the closing of the Business Combination, Mr. Ehrlichman serves as Chairman of the Board and Chief Executive Officer of the Issuer.

Mr. Ehrlichman intends to review his investments in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the disclosures set forth above, the terms of the agreements described in Item 6 herein, the Issuer’s financial position, operations, prospects, capital structure, strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to Mr. Ehrlichman, conditions in the securities market and general economic and industry conditions, take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation: (i) proposing measures which he believes would enhance shareholder value; (ii) acquiring additional Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock or the Issuer (collectively, “Securities”) of the Issuer in the open market or otherwise; (iii) disposing of any or all of his Securities in the open market or otherwise; (iv) engaging in any hedging or similar transactions with respect to the Securities; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Also, consistent with Mr. Ehrlichman’s investment intent, Mr. Ehrlichman has engaged, and may further engage, in communications with, without limitation, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the Board regarding the Issuer, including but not limited to its operations, governance and control.

Page 5 of 7 Pages
Item 5.	Interest in Securities of the Issuer

(a, b)  As of the date hereof, Mr. Ehrlichman may be deemed to beneficially own 16,763,108 shares of Common Stock, representing approximately 20.2% of the shares of Common Stock outstanding. This amount includes (i) 6,483,092 shares of Common Stock, 1,020,793 shares of Common Stock which constitute Earnout Consideration, 1,342,847 shares of Common Stock that are issuable upon exercise of options granted to Mr. Ehrlichman that are currently exercisable or exercisable within 60 days of December 23, 2020, and 1,000,000 restricted shares of Common Stock, in each case held directly by Mr. Ehrlichman, (ii) 6,095,742 shares of Common Stock and 676,334 shares of Common Stock which constitute Earnout Consideration, in each case held by West Equities, LLC, over which Mr. Ehrlichman has sole voting and dispositive power, and (iii) 129,889 shares of Common Stock and 14,411 shares of Common Stock which constitute Earnout Consideration, in each case held jointly by Mr. Ehrlichman and Mr. Ehrlichman’s spouse.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i)(D) and are based on the sum of (i) 81,476,589 shares of Common Stock outstanding as of the closing of the Business Combination and related transactions on December 23, 2020, as set forth in the Issuer’s Form 8-Ks filed on December 29, 2020 and December 31, 2020 and (ii) the number of shares of Common Stock Mr. Ehrlichman has the right to acquire upon exercise of options that are currently exercisable or exercisable within 60 days of December 23, 2020.

(c) The responses to Items 3 and 4 of this Schedule 13D are incorporated by reference herein.  Other than as set forth herein, no transactions in the Issuer’s securities have been effected by Mr. Ehrlichman during the past 60 days.

(d) To the knowledge of Mr. Ehrlichman, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by the Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Amended and Restated Registration Rights Agreement.  As of the closing of the Business Combination, the Issuer entered into the Amended and Restated Registration Rights Agreement (“A&R RRA”) with certain other Issuer stockholders.  In accordance with the A&R RRA, the parties to the A&R RRA and their permitted transferees are entitled to, among other things, customary registration rights, including demand, piggy-back and shelf registration rights. The A&R RRA also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities which may arise under the Securities Act of 1933, as amended.

Pursuant to the terms of the A&R RRA, Mr. Ehrlichman agreed to be subject to a 1-year lockup in respect of their Common Stock, subject to certain customary exceptions (including the attainment of certain trading price thresholds).

The foregoing summary of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Amended and Restated Registration Rights Agreement, which is filed as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships between Mr. Ehrlichman and any other person named in Item 2 of this Schedule 13D with respect to any securities of the Issuer.

Page 6 of 7 Pages
Item 7.	Material to Be Filed as Exhibits

Exhibit 1 – Amended and Restated Registration Rights Agreement, dated December 23, 2020, by and among the Issuer and certain stockholders of the Issuer party thereto (incorporated by reference to Exhibit 10.4 of the Issuer’s Current Report on Form 8-K filed with the SEC on December 31, 2020)

Page 7 of 7 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 31, 2020

Matthew Ehrlichman
By:	/s/ Matthew Ehrlichman